UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

05002239

January 18, 2005

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/18/2005

Re: Exxon Mobil Corporation
Incoming letter dated December 17, 2004

Dear Mr. Parsons:

This is in response to your letters dated December 17, 2004 and January 10, 2005 concerning the shareholder proposal submitted to ExxonMobil by Emil Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Emil Rossi
P.O. Box 249
Boonville, CA 95415

PROCESSED
FEB 03 2005
THOMSON
FINANCIAL

34088

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

December 17, 2004

VIA NETWORK COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Adoption of Shareholder Resolutions

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Mr. Emil Rossi and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues not covered by the enclosed opinion of outside counsel, this letter is my opinion as Counsel for ExxonMobil.

Proponent has not demonstrated eligibility to submit the proposal.

The proposal was received in our principal executive office on September 14, 2004. By letter dated September 20, 2004, we requested proof of beneficial ownership from the proponent in accordance with Rule 14a-8 since the proponent does not appear on our records as a registered shareholder. We included a copy of Rule 14a-8 as a courtesy and specifically highlighted the types of evidence of beneficial ownership that would be acceptable, such as a broker or bank statement from the recordholder.

On September 28, 2004, we received a letter from Morgan Stanley dated September 8, 2004. This letter indicates that Mr. Rossi deposited shares of ExxonMobil stock into a Morgan Stanley account on March 7, 2003. The letter also indicates that these shares were owned by Mr. Rossi as of the date of Morgan Stanley's letter, September 8, 2004.

By letter dated October 6, 2004, we notified the proponent that he had still failed to demonstrate eligibility under Rule 14a-8(b)(2). Specifically, we advised the proponent that, in order to be eligible to submit a proposal, the proponent must have continuously held the requisite amount of securities for at least one year by the date the proponent submits a proposal. We highlighted the fact that the letter from the proponent's broker was dated September 8 and therefore failed to demonstrate ownership as of the September 14 date of submission.[1]

By letter dated October 8, 2004, the proponent declined to satisfy this request. The proponent expressed the view that the date of submission for purposes of his proposal is September 8, the date typed on his original letter. However, the date of submission for a shareholder proposal is the date the company receives the proposal, not the date placed by a proponent on his or her letterhead.[2]

ExxonMobil's letters of September 20, 2004 and October 6, 2004 also specifically highlight the proponent's failure to demonstrate that the requisite number of shares have been held continuously for at least one year by the date the proposal was submitted. As we explained in detail in our October 6 letter, the Morgan Stanley documentation represents a "snapshot" showing that the proponent owned shares on March 7, 2003, and on September 8, 2004. As we explained to the proponent, these snapshots do not establish that the shares were owned continuously for the appropriate period.[3] In his letter of October 8 responding to our October 6 notification of continued deficiency, the proponent did not respond to this continuous ownership issue.

In short, ExxonMobil has explicitly and repeatedly notified the proponent of at least two separate deficiencies in his documentation as required by Rule 14a-8(f) and as further interpreted by the staff in Staff Legal Bulletins Nos. 14 and 14B. The proponent has refused to address these deficiencies. The proposal may therefore be omitted under Rule 14a-8(f).

---

[1] See, Staff Legal Bulletin No. 14 (July 13, 2001), Item C(1)(c)(3) (where proposal is submitted to the company on June 1, a statement from recordholder verifying that the shareholder owned securities as of May 30 does not demonstrate ownership of securities as of the time he or she submitted the proposal.)

[2] Otherwise, the various deadlines established by Rule 14a-8 would be rendered meaningless since neither companies nor proponents could be certain whether pending items were still in the mail. It would also be impossible to verify whether or not items may have been backdated. This approach is consistent with Staff Legal Bulletin No. 14 (as cited in footnote 1 above) as well as a long line of staff no-action letters. See Exxon Mobil Corporation (available February 25, 2004). See also Rule 14a-8(e) (to meet submission deadline, "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting"). A proposal received after the deadline established by Rule 14a-8(e) is deemed untimely even if mailed or dated prior to the deadline. We believe this clearly establishes that the date of submission for all purposes, including proof of continuous ownership, is the date the proposal is received in the company's principal executive offices. In keeping with this principle, see also Rule 14a-8(f) (14-day period for proponents to respond to company objections begins on proponent's receipt of company notification, not the date the company mails the notice of deficiency).

[3] See Staff Legal Bulletin No. 14 (July 13, 2001), Item C(1)(c)(2).

Although we believe it is clear the proponent has failed to establish eligibility to submit the proposal, we note there are also numerous substantive bases to exclude the proposal under Rule 14a-8(i).

Proposal improper under state law

The proposal is framed as a mandatory requirement that the company amend its governing instruments to provide that any resolution approved by a majority of shares outstanding shall be implemented.

The staff has long recognized that mandatory shareholder proposals are inconsistent with state law allocating responsibility for management of the corporation to the board of directors and its elected officers and limiting the scope of proposals that are proper subjects for shareholder action. This principle is embodied in the official note to paragraph (i)(1) of Rule 14a-8. The current proposal contains no limitation on the content or scope of a shareholder resolution that the proposal would render mandatory. The proposal could therefore mandate implementation of any number of underlying resolutions that would not be proper subjects for action by shareholders under the laws of New Jersey where ExxonMobil is incorporated.

Attached as Exhibit 2 is the opinion of Pitney Hardin LLP, outside counsel for ExxonMobil in New Jersey. The attached opinion explains in detail why the proposal is not proper under New Jersey law, and as a result may be omitted under Rule 14a-8(i)(1). For one thing, the resolution does not comply with the procedural requirements of New Jersey law for amendment of the company's certificate of incorporation. More importantly, because of the unlimited nature of the resolutions which could be required to be implemented by the proposal, even if the proposal were properly implemented it would represent a transfer of management power to shareholders that is not permitted for companies traded on a stock exchange such as ExxonMobil. For similar reasons, the transfer of power to shareholders that would be effected by the resolution could require the directors to implement a proposal in breach of their fiduciary duty under New Jersey law. Finally, the proposal is contrary to New Jersey law requirements regarding the shareholder vote necessary to implement even matters that might be proper subjects for shareholder action

We also note that, by purporting to make mandatory any shareholder resolution without any qualification or limitation as to the nature of such resolution, the proposal not only violates Rule 14a-8(i)(1) but could also result in a violation of virtually every other subparagraph of Rule 14a-8(i). For example, the proposal could relate to an underlying shareholder resolution that would cause the company to violate state, federal or foreign law; is contrary to a Commission proxy rule; relates to the redress of a personal claim or grievance not shared by other shareholders; relates to operations accounting for less than 5% of total assets, net earnings, and gross sales and is not otherwise significantly related to the company's business; is beyond the power or authority of the company to implement; deals with a matter relating to the company's ordinary business operations; relates to an election for membership on the company's board of directors; directly conflicts with one of the company's own proposals to be submitted at the same meeting; has already been substantially implemented; substantially duplicates another proposal; or relates to specific amounts of cash or stock dividends.

We recognize the state law and other problems raised by this proposal could potentially be addressed if the proposal were re-drafted simply as a request that the board consider implementing any resolution approved by a majority of votes cast at a shareholders' meeting. Such a revised proposal, however, would still be excludable because ExxonMobil already has just such a provision in its Corporate Governance Guidelines. The Guidelines (excerpt attached as Exhibit 3) already provide that a shareholder proposal receiving a majority of the votes cast at a meeting at which a quorum is present (a lower threshold than the Rossi proposal, which would purport to be triggered by a majority of votes outstanding) will be considered by the board, and further states that action taken on any such proposal will be reported to the shareholders in a timely manner. ExxonMobil's Corporate Governance Guidelines have been distributed to all shareholders as attachments to our most recent two proxy statements and are available on the corporate governance section of our website at www.exxonmobil.com.

Therefore, even if the proposal were revised to be entirely precatory, the proposal could be omitted under Rule 14a-8(i)(10) since the proposal as revised would already have been substantially implemented by the company.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to Mr. Rossi.

Sincerely,

JEP:clh
Enclosure

cc-w/enc:
Mr. Emil Rossi

Emil Rossi
P.O. Box 249
Boonville, Ca. 95415

September 8, 2004

Exxon
Patrick T. Mulva - Corp. Secretary
5959 Las Colinas Blvd.
Irving , Texas 75039-2298

EMIL ROSSI PROPOSAL TO BE SUBMITTED IN THE 2005 EXXON PROXY MATERIAL

The shareholders of Exxon request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following : Every shareholder resolution that is approved by a majority (over 50%) of the shares outstanding shall implement that shareholder resolution .

Emil Rossi holder of 9984 common shares Gencorp at Morgan Stanley . Emil Rossi has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual meeting .

Emil Rossi

Emil Rossi

SUPPORTING STATEMENT

The Rossi Family has advocated for many years that all shareholder resolutions that are passed by a mjority of the shareholders of the company should be required to implement the resolution . In the proponent's opinion , outrageous scandals like Enron , WorldCom and Tyco would not have happened if approved shareholder resolutions were implemented . If the shareholder's vote does not count , how does that make the shareholders the owners of the company . Right now management owns the company to do as they please . A lot of Americans have fought wars (myself included) in support of democracy . There would still be apartheid in South Africa if we thought votes should not be count .

Emil Rossi

Emil Rossi

Exxon Mobil Corporation
5959 Lås Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

September 20, 2004

VIA UPS - OVERNIGHT DELIVERY

Mr. Emil Rossi
14200 Highway 128
Boonville, CA 95415

Dear Mr. Rossi:

This will acknowledge receipt of your shareholder proposal concerning shareholder resolution implementation that you have submitted in connection with ExxonMobil's 2005 annual meeting of shareholders.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (such as a broker or bank) of securities that you may own beneficially. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility. Note that a statement of eligibility must be provided by the actual record holder of the securities. **Your response adequately addressing these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.**

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

Sincerely,

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Mr. Chris Rossi
14200 Highway 128
Boonville, CA 95415

Mr. Henry H. Hubble
Vice President, Investor Relations
and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

I, Chris Rossi, hereby withdraw my shareholder proposal concerning Board compensation, which I have submitted to Exxon Mobil Corporation in connection with their 2005 annual meeting of shareholders.

Sincerely,

Chris Rossi

Emil Rossi
P.O. Box 249
Boonville, Ca. 95415

RECEIVED
SEP 14 2004
P.T. MULVA

September 8, 2004

RECEIVED
SEP 15 2004
H. H. HUBBLE

Exxon
Patrick T. Mulva - Corp. Secretary
5959 Las Colinas Blvd.
Irving , Texas 75039-2298

EMIL ROSSI PROPOSAL TO BE SUBMITTED IN THE 2005 EXXON PROXY MATERIAL

The shareholders of Exxon request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following : Every shareholder resolution that is approved by a majority (over 50%) of the shares outstanding shall implement that shareholder resolution .

Emil Rossi holder of 9984 common shares Gencorp at Morgan Stanley . Emil Rossi has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual meeting .

Emil Rossi

Emil Rossi

SHAREHOLDER PROPOSAL

SEP 15 2004

NO. OF SHARES -0-
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

SUPPORTING STATEMENT

The Rossi Family has advocated for many years that all shareholder resolutions that are passed by a mjority of the shareholders of the company should be required to implement the resolution . In the proponent's opinion , outrageous scandals like Enron , WorldCom and Tyco would not have happened if approved shareholder resolutions were implemented . If the shareholder's vote does not count , how does that make the shareholders the owners of the company . Right now management owns the company to do as they please . A lot of Americans have fought wars (myself included) in support of democracy . There would still be apartheid in South Africa if we thought votes should not be count .

Emil Rossi

Emil Rossi




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Status:	Delivered
Delivered on:	Sep 21, 2004 4:13 P.M.
Signed by:	ROSSI
Location:	RECEPTION
Delivered to:	BOONVILLE, CA, US
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Tracking Number:	1Z 751 05X 01 4424 704 2
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Mark S. Christensen
Vice President
Financial Advisor

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1070
fax 707 524 1099

MorganStanley

DGH

RECEIVED
SEP 28 2004
H. H. HUBBLE

September 8, 2004

To Whom It May Concern:

Emil Rossi deposited the following certificates to his Morgan Stanley transfer on death account (122-080060-070) on the respective dates:

March 7, 2003

1887 shares Gencorp Inc.
9984 shares Exxon Mobil Corp

March 21, 2003

528 shares Keyspan Corp
5128 shares Morgan Stanley
975 shares Burlington Northern Sante Fe Corp
6094 shares Allstate Corp
2780 shares Kinder Morgan Energy Ptrs. LP
558 shares Entergy Corp New
1732 shares Energy East Corp
1357 shares Bank of America Corp 2 for 1 split 8-27-04, now owns 2714 shares
1100 shares Great Northern Iron Ore

April 14, 2003

3287 shares Sears Roebuck & Co
415 shares Occidental Petroleum Corp DE
430 shares Newmont Mining Corp New
7000 shares Mesabi Tr CBI
150 shares Marathon Oil Co
1000 shares PPL Corp
3000 shares Plum Creek Timber Co Inc REI
1000 shares Terra Nitrogen Co LP Com Unit
800 shares SBC Communications
1887 shares Omnova Solutions Inc.

SHAREHOLDER PROPOSAL

SEP 28 2004

NO. OF SHARES______________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

On March 21, 2000, Emil deposited 196 shares Catellus Development Corp. He subsequently purchased 304 Catellus on October 17, 2003, bringing his total position to 500shares. An additional 44 shares were deposited on 12-18-2003 to his account due to corporate activity. He now owns 544 shares.

On July 9, 2003, Emil purchased 1000 Schering Plough Corp.

On June 11, 2003, Emil journalled into this account 50 shares PG & E Corp and 300 shares Pinnacle West Capital Corp.

All quantities continue to be held in Emil's account as of the date of this letter.

Sincerely,

Mark S. Christensen

Mark S. Christensen
Vice President, Investments

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

October 6, 2004

VIA UPS - OVERNIGHT DELIVERY

Mr. Emil Rossi
14200 Highway 128
Boonville, CA 95415

Dear Mr. Rossi:

On September 20, we wrote you requesting proof that you meet the eligibility requirements for submitting a proposal in connection with our 2005 annual meeting of shareholders.

We received a letter from Morgan Stanley on September 28 stating that you owned 9,984 shares of ExxonMobil stock on **September 8**. Securities and Exchange Commission Rule 14a-8(b)(2)(1) (copy enclosed) specifically states that you must have continuously held the securities for at least one year **by the date you submit the proposal**. Your proposal was received in our office on **September 14**. Therefore, you must submit documentation from the record owner of your securities that you owned at least $2,000 of ExxonMobil stock on **September 14, 2004**.

In addition, Rule 14a-8(b)(2)(1) states that you must have **continuously** held these shares for at least one year by the date you submit the proposal. Morgan Stanley's letter indicates that you owned the requisite number of shares on March 7, 2003 and on September 8, 2004. In order to establish your eligibility, you must submit documentation from the record owner of your securities that you owned the shares **continuously** for at least the one-year period prior to September 14.

Your response adequately correcting these problems must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

Henry H. Hubble

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.



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Status: Delivered
Delivered on: Oct 7, 2004 4:26 P.M.
Signed by: SEVERIN
Location: RECEPTION
Delivered to: BOONVILLE, CA, US
Shipped or Billed on: Oct 6, 2004

Tracking Number: 1Z 751 05X 01 4577 485 5
Service Type: NEXT DAY AIR
Weight: .20 Lb

Package Progress:

Date/ Time	Location	Activity
Oct 7, 2004		
4:26 P.M.	UKIAH, CA, US	DELIVERY
7:45 A.M.	UKIAH, CA, US	OUT FOR DELIVERY
6:57 A.M.	UKIAH, CA, US	ARRIVAL SCAN
6:02 A.M.	OAKLAND, CA, US	DEPARTURE SCAN
4:04 A.M.	OAKLAND, CA, US	ARRIVAL SCAN
2:15 A.M.	ROCKFORD, IL, US	DEPARTURE SCAN
Oct 6, 2004		
11:45 P.M.	ROCKFORD, IL, US	ARRIVAL SCAN
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Tracking results provided by UPS: Oct 11, 2004 8:35 A.M. Eastern Time (USA)

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Emil Rossi
P.O. Box 249
Boonville, CA 95415

DGH
JEP

RECEIVED
OCT 12 2004
H. H. HUBBLE

Oct 8-04

RECEIVED
NOV 19 2004
JAMES E. PARSONS

Exxon-Mobil
Henry H. Hubble - Corp Secretary
5959 Las Colinas Blvd.
Irving Texas 75039-2298

Dear mr Hubble:

My proposal is proper and eligible for inclusion in the 2005 proxy. Your objections are a collossal waste of the shareholder's meeting. The proposal was submitted on september 8 with a statement that I intend to continue to hold the securities through the date of the meeting. september 8 is the date not september 14.

Yours Truly,

Emil Rossi

SHAREHOLDER PROPOSAL

OCT 12 2004

NO. OF SHARES______________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

PITNEY HARDIN LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1015

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 916-2940

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

December 17, 2004

Board of Directors
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: Shareholder Proposal – Emil Rossi

Exxon Mobil Corporation (the "Corporation"), a corporation organized under the New Jersey Business Corporation Act (the "Act"), has received a request to include in its proxy materials for its 2005 annual meeting of shareholders a proposal (the "Proposal") which, if adopted by the shareholders, would request the Board of Directors of the Corporation (the "Board") to currently amend the Corporation's governing instruments to require, in the event of any resolution thereafter approved by the shareholders, the Board to implement or enact such shareholder resolution in the future.

You have asked us whether the Proposal is a proper subject for action by shareholders under the law of the State of New Jersey and whether the implementation of the Proposal by the Corporation would cause the Corporation to violate New Jersey law.

We have reviewed the Proposal, which was submitted to the Corporation by Emil Rossi. We have reviewed the certificate of incorporation and by-laws of the Corporation.

Conclusion

For the reasons that follow, it is our opinion that the Proposal is not a proper subject for shareholder action under the law of the State of New Jersey and that the implementation of the Proposal by the Corporation would cause the Corporation to violate New Jersey law.

Discussion

Overview

The Proposal requests a current amendment of the Corporation's "governing instruments" without specifying which instruments or documents are to be amended. Presumably, the reference is to a document which would somehow bind the Board.

A current change in the by-laws of the Corporation which would restrict the discretion or power of the Board on matters relating to the ordinary business and affairs of the Corporation would not be valid because such restrictions, to be valid, must be in the certificate of incorporation. Section 14A:6-1 of the Act. Similarly, a current change in Board governance policies which would restrict the discretion or power of the Board would be valid only if in the certificate of incorporation. Section 14A:6-1 of the Act.

The Proposal, if adopted, would not amend the certificate of incorporation because such an amendment must be initiated by the Board. Section 14A:9-2(4)(a) of the Act.

But, assuming the board were to follow through and were to propose the text of the Proposal as an amendment to the certificate of incorporation; and assuming that the shareholders were to approve the proposal as an amendment to the certificate of incorporation; the Proposal as text as a provision in the certificate of incorporation would remain invalid because **either** the amendment could not constitute a discernable restriction on the discretion and power of the board because it would not yet specify what discretion or power would be restricted; the text of the Proposal has meaning only if the shareholders were to thereafter adopt a proposal; what that proposal might be would not be known so that the discretion or power that would be restricted would not yet appear in the certificate of incorporation **or** the amendment would have the effect of transferring to the shareholders the right to require the board to implement any proposal they might adopt, in which case the transfer of such power to the shareholders is specifically disallowed in the Act. *See* Sections 14A:5-21(3)(b) and 14A:6-1 of the Act. Because a requirement that all resolutions adopted by the shareholders be implemented regardless of whether the Board would have approved or rejected, the actions required by the resolutions can only be considered management by the shareholders. Management of the Corporation by the shareholders violates New Jersey law, *see* Sections 14A:5-21(3)(b) and 14A:6-1 of the Act.

Restrictions on the discretion of the Board are permitted but must be in the certificate of incorporation

Section 14A:6-1 of the Act requires the business and affairs of the Corporation to be managed by the Board, "except as in this [A]ct or in its certificate of incorporation otherwise provided." The Act, adopted in 1968, became effective in 1969. The prior statute ("Title 14") had a similar requirement for board management of the affairs of a corporation (Title 14, Section 14:7-1) but did not include the current language that the discretion of the board could be limited by provisions in the certificate of incorporation.

The comment by the drafters of the Act regarding Section 14A:6-1 explains that the words, "except as in this [A]ct or in its certificate of incorporation otherwise provided," were not in Title 14 and that the Act now permits restrictions on the discretion or powers of the board, provided the restrictions are set forth in the certificate of incorporation and are not otherwise prohibited by law. Section 14A:2-7(1)(f) of the Act provides that limitations on the powers of the board may be included in a certificate of incorporation; Section 14A:9-1(q) of the Act provides that limitations on the powers of the board may be added to the certificate of incorporation by an amendment. The Proposal text does not specify the restrictions to which it might apply.

Absent a valid restriction on the discretion or powers of the board, the board of directors is solely responsible for the management of the corporation. *See Madsen v. Burns Bros.*, 108 N.J. Eq. 275, 281 (N.J. Ch. 1931); *Elevator Supplies Co. v. Wylde*, 106 N.J. Eq. 163, 166 (N.J. Ch. 1930). The authority of the directors in the conduct of the business of the corporation must be regarded as absolute when they act within the law. *Elevator Supplies Co.*, 106 N.J. Eq. at 164. Under New Jersey law, directors have the discretionary power to employ, fix compensation, and generally to use legitimate ends and means to retain employees or induce them to continue in the corporation's service and in such matters the honest exercise of business judgment is controlling. *Eliasburg v. Standard Oil Co.*, 23 N.J. Super. 431, 440 (1952); *Riddle v. Mary A. Riddle Co.*, 142 N.J. Eq. 147, 150 (N.J. Ch. 1948); *see also Fletcher Cyclopedia of the Law of Private Corporations* §2124 (1995 Rev. Vol.)

In New Jersey, questions of management, adequacy of consideration (to the extent that it is not grossly disproportionate), and use of corporate funds to advance corporate interest are "left solely to the honest decision of the directors if their powers are without limitation and free from restraint," because any other policy would "substitute the judgment and discretion of others in place of those determined on by the scheme of the corporation." *See Eliasburg*, 23 N.J. Super. at 441 (citing *Ellerman v. Chicago Junction Railways, etc.*, 49 N.J. Eq. 217, 232 (N.J. Ch. 1891)).

Because any restriction on the discretion and power of a board of directors must be set forth in a corporation's certificate of incorporation, such restrictions provided solely in by-laws are invalid under New Jersey law and of no force and effect.

To amend the certificate of incorporation, the Board must approve the amendment and direct its submission to the shareholders, not the other way around. Section 14A:9-2(4)(a) of the Act. The Act does not provide for any "initiative" by the shareholders with respect to amendments to the certificate of incorporation.

Management by the shareholders would violate Sections 14A:6-1 and 14A:5-21 of the Act

Although the Proposal appears precatory, if effected by the Board, the Board would be required to implement all resolutions adopted by the shareholders regardless of whether the Board would have approved or rejected the actions required by the resolutions. This would effectively transfer management of the Corporation from the Board to the shareholders with respect to all matters covered by such resolutions.

The Act specifically permits the transfer of power to the shareholders only under certain limited circumstances. *See* Section 14A:5-21(2) of the Act. It also requires that when such a transfer is made, the board is relieved of its fiduciary responsibilities and such responsibilities become responsibilities of the shareholders. A transfer of fiduciary responsibilities is not contemplated by the Proposal. The imposition of fiduciary responsibilities on the directors and not on the shareholders is the basis for reposing management responsibilities in the board.

However, the section of the Act permitting the transfer of management to the shareholders, wise or unwise, is not applicable because it is not available to a corporation listed on a national securities exchange. *See* Section 14A:5-21(3)(b) of the Act. Other limitations applicable to such a transfer of power make use of the Section impractical. *See* Section 14A:5-21(2) (requiring shareholder unanimity to adopt a power transfer) and Section 14A:5-21(6)of the Act (requiring the legending of all share certificates to provide notice of the power transfer). We understand that the Corporation's shares are listed on the New York Stock Exchange, which is a national securities exchange. The point is that the Act does permit transfers of power, but that the applicable section of the Act permitting such transfers is not available to the Corporation. To the extent that the Proposal would transfer such power to the shareholders, the action requested by the Proposal would be invalid. The requirement to implement every shareholder resolution approved by a majority of the outstanding shares of the Corporation would effectively result in the management of the business and affairs of the Corporation by the shareholders, and because management of the Corporation by the shareholders is not permissible under New Jersey law, the implementation of the Proposal by the Corporation would cause the Corporation to violate New Jersey law.

Violation of directors' fiduciary duty to the shareholders

Implementation of the Proposal by amendment or modification to the Corporation's governing instruments would violate New Jersey law because it would compel the Board to breach its fiduciary duty to the shareholders. Directors of a New Jersey corporation have a fiduciary duty to act in the best interest of the shareholders of the corporation. *See, e.g.*, *Hill Dredging Corp. v. Risley*, 18 N.J. 501, 530 (1955); *Whitfield v. Kern*, 122 N.J. Eq. 332, 340-41 (E. & A. 1937); *Daloisio v. Peninsula Land Co.*, 43 N.J. Super. 79, 88 (App. Div. 1956); *Eliasberg v. Standard Oil Co.*, 23 N.J. Super. 431, 441 (Ch. Div. 1952). The Proposal, if implemented, would effect a delegation to the shareholders of the responsibility to determine whether the actions required by shareholder resolutions are in the best interests of the Corporation. However, shareholders do not possess the requisite information to make informed decisions regarding the business and affairs of a corporation and they do not owe a fiduciary duty to the Corporation.

The separation of the duties and responsibilities of a board of directors to the corporation from the right of shareholders to protect their own individual interests is implicit throughout the Act, except with respect to Section 14:A:5-21(2) as discussed above. Shareholders, with the exception of a majority shareholder, do not owe a fiduciary duty to the other shareholders or to the Corporation. Shareholders have a right to control and vote their shares in their own interest. Because shareholders do not owe a fiduciary duty to the Corporation, their motive in taking any action may be for personal profit or determined by whim or caprice. *See* 14A:5-21(5) of the Act (shareholders do not owe a fiduciary duty to the corporation unless such a duty is transferred to them); *compare* Section 14A:5-30(2) of the Act (shareholders do not owe a fiduciary duty to the corporation) ***with*** Section 14A:6-14(1) of the Act (directors owe a fiduciary duty to the corporation). Because shareholders are not bound by fiduciary duties, a majority of shareholders may approve resolutions to implement policies or business strategies that are illegal, in violation of existing agreements, or otherwise contrary to the best interests of the Corporation or the other shareholders. Only management is in a position to make such determinations, and only management is bound by a fiduciary duty to all of the shareholders to act in the best interests of all the shareholders. However, if the Proposal were adopted and implemented, the Board would be bound to implement all future shareholder resolutions, even if the Board were to determine such resolutions are not in the best interests of Corporation, in violation of New Jersey law.

Violation of votes cast requirement

Implementation of the Proposal would require the Corporation to implement shareholder resolutions that are approved by a majority of the outstanding shares of the Corporation, in contravention to New Jersey law. Section 14A:5-11(1) of the Act provides that, "[w]henever any action, other than the election of directors, is to be taken by a vote of the shareholders, it shall be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon, unless a greater plurality is required by the certificate of incorporation or another section of this [A]ct." In other words, New Jersey is a "votes cast" state; matters voted upon by shareholders are approved upon receipt of a majority of the votes cast at the meeting. The total number of shares outstanding and the total number of shares represented at the meeting are not relevant for matter approval except for determining the presence of a quorum. Abstentions, for whatever reason, are not counted; a matter is approved if the number of shares voted "yes" exceeds the number of shares voted "no."

Any variance of the "majority of votes cast" standard is valid only if included in the certificate of incorporation. Section 14A:5-11(1) of the Act. We reviewed the Corporation's certificate of incorporation. It does not contain a provision allowing shareholder approval by a majority of the outstanding shares. The Proposal differs from the standard required in Section 14A:5-11(1) of the Act, and thus is invalid, since it would require voting approval of a number of shares greater than set forth in the Act or in the certificate of incorporation.

In conclusion, the Proposal directly contravenes New Jersey law and, if implemented, would cause the Board to violate its fiduciary duty. The Proposal is therefore contrary to, and in violation of, New Jersey law.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the law of the State of New Jersey and the federal law of the United States.

Except for submission of a copy of this letter to the Securities and Exchange Commission in connection with its consideration of inclusion and exclusion of materials in the Corporation's proxy materials for its 2005 annual meeting, this letter is not be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,

Pitney Hardin LLP

PITNEY HARDIN LLP

Communication by Interested Parties with Non-Employee Directors

The Board Affairs Committee will maintain procedures for interested parties to communicate with the non-employee directors. Contact information and a description of the procedures for handling these communications will be published in the proxy statement for each annual meeting of shareholders and posted on ExxonMobil's internet site.

Non-Employee Director Compensation

Compensation for non-employee directors will be determined by the Board on the recommendation of the Board Affairs Committee and will be reviewed annually. Non-employee director compensation will be set at a level that is consistent with market practice, taking into account the size and scope of the Corporation's business and the responsibilities of its directors. A substantial portion of the compensation paid to non-employee directors for service on the Board will be paid in stock of the Corporation which must be held until the director retires from the Board.

Shareholder Matters

Voting Rights. Each share of the Corporation's common stock is entitled to one vote. ExxonMobil's charter and By-Laws will not impose voting requirements for actions by holders of its common stock higher than the minimum requirements of New Jersey law and will not restrict the ability of shareholders to act by written consent.

Confidential Voting. In accordance with the resolution previously adopted by shareholders with the recommendation of the Board, a shareholder's vote will be counted by independent inspectors and will be kept confidential from management unless special circumstances exist. For example, proxy cards will be forwarded to the Corporation for appropriate response if a shareholder writes comments on the card.

Annual Meeting Attendance. It is expected that each director will make every effort to attend each annual meeting of shareholders.

Ratification of Auditors. The appointment of independent auditors will be submitted for ratification by the shareholders at each annual meeting.

Shareholder Proposals Receiving Majority Approval. If a shareholder proposal that is not supported by the Board receives a majority of the votes cast at a meeting at which a quorum is present, the proposal will be reconsidered by the Board. Action taken on the proposal will be reported to shareholders in a timely manner.

Corporate Governance Guidelines Revision

The Board Affairs Committee and the Board will review and revise these Corporate Governance Guidelines and related documents as and when appropriate.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 10, 2005

VIA NETWORK COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Adoption of Shareholder Resolutions
Supplement to Letter dated December 17, 2004

Gentlemen and Ladies:

By letter dated December 17, 2004, Exxon Mobil Corporation advised the staff of its intention to omit a proposal submitted by Mr. Emil Rossi from the proxy material for ExxonMobil's upcoming annual meeting. The proposal requests the company to amend its governing instruments to provide that any resolution approved by a majority of shares outstanding shall be implemented.

Among the arguments raised in our original letter was an argument that the proposal could be omitted under Rule 14a-8(i)(1) because it is not a proper subject matter for shareholder action for the reasons explained in the opinion of our outside counsel attached as Exhibit 2 to that letter. For the same reasons explained in that opinion, we wish to supplement our original letter by noting that the proposal can also be omitted under Rule 14a-8(i)(2) because the proposal would, if implemented, cause the company to violate state law.[1]

As the opinion attached to our original letter explains in more detail, the proposal does not comply with the procedural requirements of New Jersey law for amendment of

[1] Although this letter raises an additional basis for omission under Rule 14a-8, we note this letter is still being submitted prior to the deadline under Rule 14a-8(j)(1). We also believe the proposal may be omitted on the other bases argued in our original letter, including Rule 14a-8(i)(1) (which is supported by the same principles of state law as exclusion under Rule 14a-8(i)(2)).

the company's certificate of incorporation; the unlimited nature of the resolutions which could be required to be implemented by the proposal, even if the proposal were properly adopted, would represent a transfer of management power to shareholders that is not permitted for companies traded on a stock exchange such as ExxonMobil (which is traded on the New York Stock Exchange); the transfer of power to shareholders that would be effected by the proposal could require the directors to take action in breach of their fiduciary duty under New Jersey law; and the proposal is contrary to New Jersey law requirements regarding the shareholder vote necessary to implement even matters that might be proper subjects for shareholder action.

In raising this argument for omission under Rule 14a-8(i)(2), we note that the staff has recently concurred in the omission of virtually identical proposals from the same proponent on this basis. See GenCorp Inc. (available December 20, 2004) (proposal could cause company to violate Ohio law) and SBC Communications Inc. (available December 16, 2004) (proposal could cause company to violate Delaware law). Although these two companies are incorporated under different state laws than ExxonMobil, the relevant state law principles are substantively the same and the arguments made in each of the cited letters for omission of the proposal under Rule 14a-8(i)(2) are substantively the same as arguments included in our original no-action letter and attachments.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is being sent to Mr. Rossi.

Sincerely,

JEP:clh
Enclosure

cc: Mr. Emil Rossi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated December 17, 2004

The proposal requests the board take the necessary steps to amend ExxonMobil's governing instruments to provide that every shareholder resolution that is approved by a majority of the shares outstanding shall be implemented.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause ExxonMobil to violate state law. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ExxonMobil relies.

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Adviser